October 22, 2015

Mr. Martin James

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	SpectraScience, Inc. Form 10-K for the year ended December 31, 2014 Forms 10-Q for the quarters ended March 31, 2015 and June 30, 2015 File Number: 000-13092

Dear Mr. James:

We are responding to the Staff’s comments and questions raised in your letter of October 1, 2015, regarding the referenced filings.  In order to expedite your review, we are providing the following additional disclosure keyed to your comments as follows:

Form 10-K for the Fiscal Year End December 31, 2014

Item 8. Financial Statements

Note 8. Liabilities, page 43

1.             We note the negative cost of revenues you reported in fiscal 2014 as a result of reversing warranty liabilities previously accrued but which were not used. Please revise this note in future filings to provide the disclosures required by ASC 460-10-50-8, including the tabular reconciliation of changes in your product warranty liability.

The Company notes the Staff’s comment and will incorporate in our future filings.

Item 9A. Controls and Procedures

Evaluation of Internal Control over Financial Reporting, page 57

2.                   You did not disclose whether you used the 1992 or 2013 versions of the Internal Control- Integrated Framework issued by the Committee of Sponsoring

Securities and Exchange Commission
October 22, 2015

Organizations of the Treadway Commission in performing your evaluation. In future filings, please identify the framework you used as required by Item 308(a)(2) of Regulation S-K.

The Company used the -2013 Upgrade and will incorporate in our future filings.

Forms 10-Q for the Quarterly Periods Ended March 31, and June 30, 2015

Item 4. Controls and Procedures, page 24

3.                   We note management’s conclusion that your disclosure controls and procedures were not effective as of March 31, and June 30, 2015, respectively. However, we note that in your 2014 Form 10-K, management concluded that your disclosure controls and procedures were effective at December 31, 2014. Tell us why management’s conclusion on the effectiveness of disclosure controls and procedures changed between December 31, 2014 and March 31, 2015.

The Company inadvertently failed to strike the word “not” in the last line of the statement. The Company will incorporate a corrected statement, conditioned on its review of disclosure controls and procedures, on future filings.

We acknowledge that

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing,

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
October 22, 2015

We shall be pleased to address any additional comments or concerns the staff may have concerning our filings.

Sincerely,

/S/ LOWELL W. GIFFHORN

Lowell W. Giffhorn

Chief Financial Officer